SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 13, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia appoints Amy Hanlon-Rodemich as Chief People Officer and member of the Group Leadership Team

Stock exchange release	1 (3)
13 September 2022

Nokia Corporation

Stock Exchange Release

13 September 2022 at 9:30 EEST

Nokia appoints Amy Hanlon-Rodemich as Chief People Officer and member of the Group Leadership Team

Espoo, Finland – Nokia today announced the appointment of Amy Hanlon-Rodemich as Chief People Officer and member of the Group Leadership Team, effective October 24, 2022.

Amy Hanlon-Rodemich joins Nokia from GlobalLogic, a leading company in digital product engineering, where she is Chief People Officer. She is an experienced HR executive who has helped some of Silicon Valley’s top brands scale and grow, such as Yahoo and VMware. Prior to working at GlobalLogic Amy was Vice President of Human Resources at Synopsys, a software company focused on design and verification software for the semi-conductor industry. She was also Executive Vice President of People at Milestone Technologies, an IT solutions company, where she was responsible for all aspects of HR and Talent Acquisition.

“I am delighted to welcome Amy to the team. She has extensive experience working with technology companies - including in fields critical to Nokia’s strategy such as software and cloud - to transform their talent attraction and retention programmes. This will be invaluable to Nokia as we continue to grow and recruit. Additionally, Amy brings a depth of experience in using technology to transform HR functions to deliver unique, personlized experiences to employees. Her skills in this area will support and complement our business strategy as we move to accelerate and scale our growth and continue the digitization of our company,” said Pekka Lundmark, President and CEO of Nokia.

“Nokia has a strong brand and a rich history. I’m very excited to be joining at a time where the company is moving into the next phase of its strategy and expanding its technological leadership in next generation networks and digitally connected enterprises. Nokia is also currently digitizing many of its activities and my team and I will join this effort in using digitization to create unique and creative experiences for our existing and new talent across all demographics,” Amy Hanlon-Rodemich commented.

Amy will split her time between North America and Finland and report to Nokia’s President and Chief Executive Officer, Pekka Lundmark.

Additional background information on all current members of the Group Leadership Team can be found at: www.nokia.com/en_int/investors/corporate-governance/group-leadership-team

About Amy Hanlon-Rodemich

Born: 1972

Nationality: US national

Education:

www.nokia.com

Stock exchange release	2 (3)
13 September 2022

•	Master of Human Resources and Organizational Development, University of San Francisco, US, 2003
•	Bachelor of Arts in English, Tufts University, US, 1994

Experience:

GlobalLogic, a Hitachi Group Company, San Jose, CA, US, 2019–

•	Chief People Officer

Synopsys, Inc., Sunnyvale, CA, US, 2017–2019

•	Vice President, Human Resources

Milestone Technologies, Fremont, CA, US, 2016–2017

•	Executive Vice President, People Success

Yahoo, Sunnyvale, CA, US, 2013–2016

•	Global Head, HRAnswers
•	Director, People Team
•	Director, Yahoo University

VMware, Palo Alto, CA, US, 2004–2013

•	Director, Global Talent Development Operations, Palo Alto, CA, US
•	Director, Global HR Shared Services, Austin, TX, US
•	Senior Manager, Global HR Operations, Palo Alto, CA, US
•	Senior HR Business Partner, Frimley, United Kingdom and Cork, Ireland
•	Senior HR Business Partner, Palo Alto, CA, US

Technology Credit Union, San Jose, CA, US, 2003–2004

•	Employee Relations Specialist

CAT Technology, Los Gatos, CA, US, 2000–2003

•	Human Resources Manager

Inktomi Corporation, Foster City, CA, US, 1996–2000

•	Manager, Staffing Programs

Additional positions:

•	Board Member, Exceptional Women Awardees Foundation, 2021–
•	Advisory Board Member, Topia, Inc.
•	Advisory Board Member, BrightPlan
•	Co-Chair and Governing Board Member, CHRO Executive Summit (Evanta)
•	Board Member, Bay Area Executive Development Network, 2017–
•	Board Member, American Red Cross Silicon Valley Chapter, 2012–2015
•	Board Member & Communications Committee, Yahoo Employee Foundation, 2015– 2016
•	CSHRP (California Strategic Human Resources Partnership)
•	NCHRA (Northern California Human Resources Association)

•	Former Peninsula Chapter Chair
•	Recipient of 2004 Volunteer of the Year Award

•	Adjunct Professor, Golden Gate University

www.nokia.com

Stock exchange release	3 (3)
13 September 2022

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash generation, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions and competitiveness; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2022	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate